UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Packeteer, Inc.
(Name of Subject Company)

Packeteer, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

695210104
(CUSIP Number of Class of Securities)

DAVID YNTEMA
VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
10201 NORTH DE ANZA BLVD.
CUPERTINO, CALIFORNIA 95014
(408) 873-4400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Diane Holt Frankle, Esq.
Peter M. Astiz, Esq.
DLA Piper US LLP
2000 University Avenue
East Palo Alto, California 94303-2248
(650) 833-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/ Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) relates to an offer by Elliott QoS LLC., a Delaware limited liability company (“Elliot Sub”) and a wholly owned subsidiary of Elliot Associates, L.P., a Delaware limited partnership (“Elliott”), to purchase all outstanding shares of common stock, par value $0.001 per share (the “Common Stock” or the “Shares”) of Packeteer, Inc., a Delaware corporation (“Packeteer,” or the “Company”).

Item 1.  Subject Company Information

(a) The name of the subject company is Packeteer, Inc., a Delaware corporation, and the address and telephone number of its principal executive offices is 10201 North De Anza Boulevard, Cupertino, California 95014, (408) 873-4400.

(b) The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.001 per share, of which there were 36,495,181 shares outstanding as of March 15, 2008, with an additional 9,791,936 shares reserved for issuance under the Company’s equity compensation plans, of which 6,594,371 shares are issuable upon or otherwise deliverable in connection with the exercise of outstanding options or pursuant to outstanding restricted stock units.

Item 2.	Identity and Background of Filing Person

(a) The filing person’s name, address and business telephone number are set forth in Item 1(a) above, which information is incorporated by reference. The Company’s website is www.Packeteer.com. The information on the Company’s website should not be considered a part of this statement.

(b) This Schedule 14D-9 relates to the tender offer by Elliott Sub pursuant to which Elliott Sub has offered to purchase all outstanding shares of Common Stock at a cash purchase price of $5.50 per share. The tender offer is on the terms and subject to the conditions described in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed by Elliott and Elliott Sub with the Securities and Exchange Commission (the “SEC”) on March 20, 2008. The value of the consideration offered, together with all of the terms and conditions applicable to the tender offer, is referred to in this Schedule 14D-9 as the “Offer.”

According to the Offer to Purchase filed by Elliott and Elliott Sub as Exhibit (a)(1)(i) to the Schedule TO, the business address and telephone number of both Elliott and Elliott Sub is 712 Fifth Avenue, 36th Floor, New York, New York 10019, (212) 506-2999.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as described in this Schedule 14D-9, there are no agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or its executive officers, directors or affiliates or (b) Elliott or Elliott Sub or their respective executive officers, directors or affiliates.

Cash Consideration Payable Pursuant to the Offer

If the directors and executive officers of the Company who own shares of Common Stock tender their shares for purchase pursuant to the Offer, they will receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of March 15, 2008, the directors and executive officers of the Company beneficially owned in the aggregate 629,122 shares of Common Stock (excluding unvested shares of restricted stock and options to purchase Common Stock). If the directors and executive officers were to tender all of their shares for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Elliott Sub, the directors and officers would receive an aggregate of $3,460,171 in cash. As discussed below in Item 4(c), to the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

As of March 15, 2008, the directors and executive officers held options to purchase 3,788,041 shares of Common Stock, of which 2,278,286 were vested and exercisable as of that date. Of the vested options, 595,541 have exercise prices ranging from $3.50 to $5.15 with an aggregate weighted average exercise price of $4.00 and 1,682,745 have exercise prices of $6.82 to $48.06 and an aggregate weighted average exercise price of $15.58 per share.

Change in Control Agreements

Executive Officers

The Company has change in control agreements (the “Change in Control Agreements”) with each of its executive officers other than David Winikoff, with the following benefits in the event that within twelve months of a “change of control,” as defined in the agreements, the employment of an executive officer is terminated by the Company or its successor without “cause,” as defined in the agreements, or by the executive officer for “good reason,” as defined in the agreements:

•	a lump sum cash severance payment equal to 18 months of base salary (or 24 months for our Chief Executive Officer, Dave Côté);

•	continuation of health insurance, life insurance and long-term disability benefits for 12 months following termination;

•	accelerated vesting in full of any outstanding stock option or other equity award that was granted with an exercise price equal to or greater than the fair market value of the underlying shares on the grant date;

•	accelerated vesting of 50% of the then unvested portion of any outstanding restricted stock, restricted stock unit, performance share (other than the performance share awards granted in 2007 and 2008) or other outstanding equity award that does not have an exercise price or that was granted with an exercise price less than fair market value of the underlying shares on the grant date;

•	continued indemnification by the Company or its successor to the fullest extent permitted by applicable law against liability arising out of his service as an officer, and advancement of fees and expenses incurred to the fullest extent permitted by law; and

•	continued coverage by the Company or its successor under a policy of directors’ and officers’ liability insurance for six years.

If the Offer is successfully completed, the acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Elliot would be considered a change in control pursuant to such agreements.

The Company has an agreement with David Winikoff with the following benefits in the event that within one year of a “change in control,” as defined in the Company’s 1999 Stock Incentive Plan (the “1999 Plan”), Mr. Winikoff’s employment is terminated without “cause,” as defined in the agreement:

•	a lump sum payment equal to nine months of base salary; and

•	accelerated vesting of 50% of Mr. Winikoff’s then unvested stock options.

If the Offer is successfully completed, the acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Elliot would be considered a change in control pursuant to Mr. Winikoff’s agreement.

The Company granted performance share awards in 2007 and 2008 to its executive officers other than David Winikoff which are not subject to the Change in Control Agreements. Pursuant to the agreements governing the awards, vesting of the shares subject to the awards is subject to acceleration in connection with a “corporate transaction,” as defined in the 1999 Plan. If the Offer is successfully completed, the acquisition of beneficial ownership of more then 50% of the Company’s outstanding voting stock by Elliot would not be considered a “corporate transaction” pursuant to the performance share award agreements.

Non-Employee Directors

Pursuant to the Company’s 1999 Plan, all unvested options held by the Company’s non-employee directors will vest in full immediately prior to the closing of a “change of control,” as defined in the 1999 Plan. In addition, upon the occurrence of a hostile take-over, defined in the 1999 Plan as a change of control which the Company’s Board of Directors does not recommend the Company’s stockholders accept, each non-employee director will be entitled, within 30 days of such hostile take-over, to surrender his outstanding options in exchange for a cash distribution from the Company in an amount equal to the excess of (i) the “Take Over Price,” as defined in the 1999 Plan, of the shares of the Company’s Common Stock that are subject to such options over (ii) the aggregate exercise price payable for such shares. If the Offer is successfully completed, the acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Elliot would be considered a change in control and, if the Directors do not recommend that stockholders accept the Offer, would also be considered a hostile take-over pursuant to the 1999 Plan.

All Employees and Directors

Pursuant to the terms of the Company’s 1999 Plan, all unvested options and restricted stock unit awards that have been issued thereunder will automatically vest in full upon a “corporate transaction,” as defined therein, if, in the case of options, the options are not assumed or otherwise continued in effect by the successor corporation or replaced with an equivalent cash incentive program, or in the case of restricted stock unit awards, if the Company’s repurchase rights with respect to such awards are not assigned to the successor corporation or replaced with substantially equivalent rights for stock of the successor corporation. If the Offer is successfully completed, the acquisition of beneficial ownership of more than 50% of the Company’s outstanding voting stock by Elliot would not be considered a corporation transaction under the 1999 Plan.

Item 4.	The Solicitation or Recommendation

(a) Solicitation/ Recommendation.

After careful consideration, including a thorough review of the terms and conditions of the Offer with its financial and legal advisors, at a meeting on March 31, 2008, the Board of Directors of the Company unanimously determined that the Offer was contrary to the best interests of Packeteer’s stockholders.

Accordingly and for the reasons described in more detail below, the Board unanimously recommends that the Company stockholders reject the Offer and not tender shares for purchase pursuant to the Offer. If you have tendered your Shares, you can withdraw them. For assistance in withdrawing your Shares, you can contact either your broker or our information agent, MacKenzie Partners, Inc. (“MacKenzie Partners”) at the address and phone number below.

105 Madison Avenue
New York, New York 10016

(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

A copy of the press release and letter to Packeteer stockholders communicating the recommendation of the Board are filed as Exhibits (a)(1) and (a)(2) hereto and are incorporated herein by this reference.

The Board reserves the right to revise its recommendation in the event that an acceptable merger agreement with Elliott is negotiated or if the Board otherwise concludes that the Offer, with terms in existence at the time, is in the best interest of stockholders. Any change in the recommendation of the Board will be communicated as promptly as practicable.

(b) Background of the Offer; Reasons for Recommendation

Background

The Company operates in a highly competitive segment of the networking technology market. The Company’s principal competitors include large networking equipment vendors with very broad product offerings such as Cisco Systems, Inc. and Juniper Networks, Inc. as well as smaller vendors with more narrowly focused product lines. The Board of Directors, together with senior management, regularly evaluates the Company’s business strategy, strategic alternatives, prospects for growth and opportunities to create value for the Company’s stockholders. As part of the Board evaluation process, the Board and senior management routinely consider potential organic growth opportunities as well as acquisitions, business combinations and other strategic opportunities. In the ordinary course of business, senior management and members of the Board are engaged in discussions with management and representatives of other networking companies, and such discussions from time to time include preliminary consideration of potential business combinations or other strategic transactions. Although the Board has continued to believe that the successful execution by the Company of its business plan would enhance the value for the Company’s stockholders, the Board has generally been of the view that it was appropriate for the Company to entertain discussions initiated by third parties regarding potential transactions. Although the Board was willing to permit exploration of opportunities initiated by third parties in cases where the possible transaction appeared to warrant consideration as a possible means to enhance stockholder value, the Board has instructed management throughout this process that management’s primary responsibility is the operation of the Company’s business in accordance with its ongoing business plan. Accordingly, until the public announcement by Elliott of its proposal to acquire the Company, the Board had not initiated a process to proactively contact companies with potential interest in acquiring the Company as part of a formal process to evaluate the Company’s strategic alternatives. Further, because such discussions have been ongoing in the ordinary course of business, because the Board believed that the successful execution of the Company’s operating plan was the best way to enhance stockholder value, and because any announcement regarding the consideration of any such transaction would likely result in significant potential disruption in the Company’s relationships with customers and employees, throughout this process the Board had determined that it would be inadvisable to make any public announcement regarding a process for review of strategic alternatives.

Between January 1, 2007 and May 18, 2007, the date Mr. Jesse Cohn, a representative of Elliott, first wrote to the Board expressing Elliot’s view that the Company should be sold, the Company had 11 meetings or other communications with four different companies regarding potential business combination transactions. Discussions with one of these four companies are currently ongoing. The Board discussed potential business combinations at one regular and one special meeting during this period.

On May 15, 2007, Mr. Dave Côté, President, Chief Executive Officer and director of the Company spoke with Mr. Cohn during which occasion they discussed the Company’s performance.

On May 18, 2007, Mr. Cohn sent a letter to the Board expressing Elliott’s belief that the Board should be directing its attention to a prompt sale of the Company.

On May 23, 2007, Mr. Cohn attended the 2007 Annual Meeting of Stockholders of the Company and briefly met separately with several current directors of the Company, Mr. Côté and Mr. Yntema, Vice President and Chief Financial Officer of the Company. In such discussions, Mr. Cohn reiterated the points he had raised in his earlier correspondence and was told by the members of the Board and management that his communications were being considered carefully by the Board.

On May 24, 2007, Steven J. Campbell, Chairman of the Board, sent a letter to Mr. Cohn acknowledging Mr. Cohn’s May 18 letter and perspective.

On May 29, 2007, Mr. Cohn sent a letter to the Company restating Elliott’s belief that the Board should be directing its attention to a prompt sale of the Company.

On June 12, 2007, Mr. Côté spoke with Mr. Cohn regarding the Company’s performance and prospects.

On June 19, 2007, Mr. Cohn sent a letter to Mr. Campbell, acknowledging receipt of Mr. Campbell’s May 24 letter.

On August 6, 2007, Mr. Cohn met with Mr. Yntema to discuss the financial performance of the Company.

On August 13, 2007, Mr. Cohn sent a letter to the Board regarding the Company’s financial performance and again requesting that the Board initiate a process to sell the Company.

On September 17, 2007, Mr. Cohn sent an e-mail for distribution to the Board regarding ongoing performance and requesting that the Company retain an investment banker and seek to sell the Company.

On October 29, 2007, Mr. Cohn sent a letter to the Board restating Elliott’s belief that the Board should be directing its attention to a prompt sale of the Company.

On January 2, 2008, Mr. Cohn sent a letter to the Board restating Elliott’s belief that the Board should be directing its attention to a prompt sale of the Company.

On March 4, 2008, Mr. Cohn contacted Mr. Côté, explaining that Elliott planned to make a public announcement of a proposed offer on the following day.

Between May 18, 2007, the date Mr. Cohn first contacted the Board and March 5, 2008, the Company had 36 meetings with ten different potential acquirors that had approached the Company regarding potential business combination transactions, including meetings with six strategic acquirors and with four financial acquirors. The Company entered into non-disclosure agreements with each of such companies to permit the sharing of confidential information. Discussions with two of the six strategic acquirors are currently ongoing. The Board discussed the status and progress of discussions relating to potential business combinations at four regular and eight special meetings during this period, and provided ongoing instructions to management and advisors regarding the conduct of such discussions. In addition, the Company formally retained UBS Investment Bank (“UBS”) as the Company’s financial advisor on November 19, 2007, although UBS had been providing advice to the Board relating to business combination transactions prior to its formal engagement.

On March 5, 2008, Elliott publicly announced its offer to acquire the Company for $5.50 per share. Elliott also delivered a letter to the Company requesting that the Company agree to negotiate a definitive merger agreement with Elliott and stated that if the Company did not, Elliott was prepared to proceed promptly with a direct offer to the Company’s stockholders.

On March 5, 2008, the Company issued a press release stating that it had received the unsolicited acquisition proposal from Elliott and that its Board would evaluate this proposal carefully and promptly, consistent with its fiduciary duties and in light of the best interests of the Company’s stockholders.

On March 5, 2008, the Company received a preliminary proposal from Company A regarding a stock-for-stock business combination.

On March 5, 2008, the Board met with its financial and legal advisors at a special meeting to discuss the proposal from Elliott. The Board requested that certain information be prepared to permit the Board to evaluate Elliott’s proposal compared to other strategic alternatives available to the Company, including remaining independent. The Board discussed the recent preliminary proposal from Company A and requested additional information to permit evaluation of the proposal. The Board also requested that UBS contact a list of other potential strategic acquirors to assess their current interest in pursuing a strategic transaction with the Company. The Board also requested that management provide an update to the Board regarding the Company’s expected financial performance for the current quarter.

On March 7, 2008, the Board met with its financial and legal advisors to discuss Elliott’s March 5 proposal. The Board’s financial advisors provided a preliminary analysis of the March 5 proposal, as well as a preliminary analysis of the non-public proposal from Company A for a stock-for-stock business combination. The financial advisors also provided additional background and information regarding Elliott and Company A. The Board discussed with its financial and legal advisors Elliott’s possible interest in acquiring the Company, Elliott’s possible alternative intent to provoke an acquisition by a third party, and the risks to stockholders if Elliott were to fail to consummate the Offer if another acquisition proposal were not forthcoming. At that meeting, the Board’s legal advisors provided the Board with an update to prior presentations regarding the Board’s fiduciary duties and the financial advisors reviewed an update of their preliminary valuation analysis of the Company. Management updated the Board concerning the Company’s expected financial performance for the current quarter. The Board then discussed the two pending proposals from Elliott and Company A. During the course of such discussion, the Board met in executive session without members of management. The Board took note that the Company’s financial performance had not yet reflected the benefits of the new product introductions and that improved financial performance was expected in future quarters, which might have resulted in significantly higher value for the Company’s stockholders. The Board also noted, however, that there were significant risks to execution of the Company’s business plan and that the Company would suffer significant competitive pressures and employee retention issues if the March 5 proposal remained outstanding, which created risks if the Board determined that the Company should remain independent to pursue the potential increase in value expected from future performance.

The Board then discussed possible next steps with respect to the two pending proposals from Elliott and Company A and determined that it was appropriate to continue to explore a strategic business combination with Company A. The Board discussed the fact that the nominal dollar value of the Company A proposal was lower than the Elliott proposal without giving effect to synergies, the significant contributions the Company would make to the combined company, and strategies for seeking a higher valuation from Company A to reflect the value of the synergies that would result from such a combination. The Board considered the fact that a cash transaction would not give current stockholders the benefit of future value expected to be created by the Company’s new product introductions and strong product development initiatives, while a strategic business combination with an industry participant in a stock-for-stock transaction would give Company stockholders an opportunity to participate in increased value in the combined company. The Board nevertheless also determined that, given the higher cash value of the March 5 proposal, it was appropriate to engage in discussions with Elliott to determine its interest in consummating a transaction and its willingness to enter into a non-disclosure agreement. The Board also determined that it was appropriate to continue to assess the interest of other possible strategic acquirors in a business combination transaction. The Board noted the potential disruption with both customers and employees from the Elliott announcement, and the further potential disruption that would likely result from any public statement by the Company that it was engaged in a process to review strategic alternatives. The Board concluded that given the Elliott announcement, no further public announcement by the Company was necessary or advisable at such time. The Board requested that its financial advisors continue to communicate with the other parties that had previously been in discussions with the Company or otherwise had been identified as potential parties to a strategic combination or other transaction with the Company, to determine if such parties had any interest in a transaction with the Company in the near term. The Board also instructed management and its financial advisors to pursue discussions with Company A and to suggest that the Company stockholders receive a higher ownership percentage in the combined company, which would yield an improved conversion ratio, to reflect the Board’s view of the Company’s expected contributions to the combined company. The Board also asked management and its financial advisors to clarify certain terms of Elliott’s March 5 proposal and to discuss with Elliott’s counsel its willingness to enter into a standard non-disclosure agreement with terms similar to the terms of the agreements entered into with other parties with whom the Company had discussions.

On March 7, 2008, the Company’s financial advisors contacted the financial advisors for Company A and indicated that a higher ownership percentage was appropriate given the expected contribution of Packeteer to the combined company. Company A indicated that they would consider the request.

On March 7, 2008, Mr. Côté was contacted by the Vice President of Company B to arrange for a meeting to discuss a potential business combination between the companies.

On March 10, 2008, the Company’s legal advisor sent a letter to Elliott’s legal advisor requesting clarification regarding certain issues associated with Elliott’s proposal, including the proposed road map and timing to arrive at a definitive agreement, whether diligence was required, and if so the process for such diligence, whether any further internal approvals were required, whether external financing was being sought, if there were any agreements required with any Company affiliates, and whether Elliott was prepared to enter into a non-disclosure agreement.

On March 11, 2008, the Chief Executive Officer of Company C contacted Mr. Côté and they discussed whether there were sufficient synergistic benefits for the companies to explore a business combination between the two companies.

On March 11, 2008, the Company’s financial advisors contacted the Vice President of Business Development of Company D to confirm whether Company D would have an interest in exploring a business combination between the two companies.

On March 11, 2008, Messrs. Côté and Yntema met with the Chief Executive Officer, the Chief Financial Officer and the Vice President of Business Development of Company B. During such meeting, the parties discussed each company’s recent financial results, financial forecasts and product development schedules and the parties explored potential synergies that might accrue from a combination of the two companies.

On March 12, 2008, the Company’s legal advisor and Elliott’s legal advisor discussed Elliott’s response to the questions raised in the March 10 letter, and Elliott’s legal advisor expressed Elliott’s position that Elliott wanted to perform some level of diligence prior to the parties’ negotiation of a definitive acquisition agreement.

On March 12, 2008, Mr. Côté met with the Vice President of Business Development of Company E and discussed each company’s financial performance and projections, products and technologies and strategies and synergies that might be followed and obtained if the companies were combined.

On March 13, 2008, Messrs. Côté and Yntema and the Company’s financial advisors met with the Chief Executive Officer and Chief Technology Officer of Company F and discussed each company’s financial performance and projections, products and technologies, as well as strategies that might be followed and synergies that might be obtained if the companies were combined.

On March 13, 2008, the Company’s financial advisors spoke with the financial advisors for Company A and were told that Company A was still considering whether to increase its proposed offer.

On March 14, 2008, the Board met with its financial and legal advisors in a special meeting to discuss the status of discussions with all parties regarding potential strategic transactions. The Company’s legal advisors advised regarding the responses from Elliott’s legal advisor relating to the various issues for which clarification had been sought. Management and the Board’s financial advisors reviewed the status of the discussions with Company A and also reviewed the status of contacts and discussions with five other potential strategic acquirors. In each case, discussion ensued regarding the nature of the contacts and the likely level of interest in a strategic transaction. After such review and discussion, the Board discussed the next steps to be taken with respect to each of the parties. Among other matters, the Board approved allowing Elliott to have access to Company confidential information in the same manner provided to other interested parties provided that Elliott would sign a non-disclosure agreement substantially similar to the agreements the Company had entered into with other parties.

On March 14, the Company’s financial advisors contacted the financial advisors for Company A advising them that the Company would be interested in pursuing discussions with Company A, but on more favorable terms than specified in Company A’s original proposal.

On March 14, 2008, the Company’s legal advisor sent to Elliott’s legal advisor a proposed non-disclosure agreement to be entered into between the Company and Elliott. The form of agreement was the same provided by the Company to other parties seeking Company confidential information to consider a potential business combination transaction. Following discussions, Elliott’s legal advisor confirmed that Elliott was unwilling to enter into a non-disclosure agreement if such agreement would preclude Elliott from divulging Company confidential information in connection with an unsolicited tender offer or proxy contest.

On March 15, 2008, Mr. Yntema spoke with the Chief Financial Officer of Company G regarding such company’s interest in meeting with the Company to explore a potential business combination.

On March 17, 2008, the Company’s financial advisors had a discussion with the Vice President of Business Development of Company D who stated that Company D might have interest in exploring a business combination and would respond after further internal review.

On March 17, 2008, Mr. Yntema had a call with the Vice President of Business Development of Company H who confirmed that Company H was not interested in pursuing a business combination at that time.

On March 18, 2008, Mr. Côté and Mr. Nelu Mihai, the Company’s Vice President of Engineering, met with the Chief Technology Officer and Vice President of Research and Development of Company E and discussed each company’s products and technologies and the strategy that might be followed if the companies were combined.

On March 18, 2008, Mr. Côté spoke with the Chief Executive Officer of Company C and agreed that there was not a sufficient basis to explore a business combination between the two companies at that time.

On March 18, 2008, Mr. Cohn spoke with Mr. Yntema. During this conversation, Mr. Yntema indicated that the Company was prepared to meet with Mr. Cohn, but was not prepared to share confidential information unless Elliott would enter into a non-disclosure agreement. Mr. Cohn stated his desire to meet with the Company to negotiate a definitive acquisition agreement and Mr. Yntema advised that it would be premature to have such a meeting. Mr. Cohn stated that in the absence of such discussions Elliott would have to “push forward” and take “the next rational step.”

On March 19, 2008, the financial advisors for Company A spoke with the Company’s financial advisors and notified them that Company A was withdrawing its previously delivered preliminary proposal, but that it was interested in continuing discussions with the Company on the terms originally proposed by Company A.

On March 19, 2008, the Vice President of Corporate Development of Company E spoke with the Company’s financial advisors notifying them that Company E was not interested in pursuing a business combination at this time.

On March 19, 2008, Mr. Cohn spoke with Mr. Côté. The conversation was substantially the same as the conversation between Mr. Cohn and Mr. Yntema from the prior day.

On March 20, 2008, Elliott and Elliott Sub filed the Schedule TO, commencing the Offer.

On March 20, 2008, the Board met with the Company’s financial and legal advisors in a special meeting to further consider and discuss the Offer and the status of discussions with Company A and the communications with six other possible strategic acquirors. Management and the financial advisors described the status of ongoing discussions with other parties regarding potential transactions as well as communications with representatives of Elliot since the last meeting of the Board. The financial advisors reported that Company A withdrew its proposal upon receipt of the Company’s request for a higher ownership interest in the combined company. The Board discussed possible strategies to resume negotiations with Company A. Management advised that three other industry participants had advised the Company or the Board’s financial advisors that there was no interest in pursuing a business combination with the Company. Management advised that two other industry participants had requested meetings or otherwise expressed interest in discussing an acquisition. The legal advisors reviewed and discussed with the Board the tender offer process and the legal and financial advisors reviewed and discussed with the Board the principal terms of the Offer. At this meeting, the legal advisors also reviewed and discussed with the Board various considerations relating to the adoption of a stockholder rights plan. The Board considered the impact that the pendency of the Offer had on the Company’s relationships with customers, as well as on employee retention, and noted that the negative impacts of the Offer were resulting in deferred and delayed orders. The Board also reviewed and discussed with its advisors various strategic alternatives and business opportunities. The Board requested that its financial advisors contact the significant shareholder of Company F to determine its level of interest in an acquisition of the Company. The Board further requested that its financial advisors initiate further discussions with Company A and continue to communicate with the three other potential strategic acquirors that had continued to express interest as well as all other parties with respect to which there was no definitive response.

On March 20, 2008, the Company issued a press release advising the Company’s stockholders not to take any action with respect to the Offer until the Board had evaluated the Offer and communicated its views to the stockholders.

On March 20, 2008, Messrs. Côté and Mihai met with the Chief Executive Officer, Chief Financial Officer and Vice President of Corporate Development of Company G and discussed the Company’s products and technologies as well as the potential marketing strategy and synergies if the companies were to combine.

On March 20, 2008, the Company’s financial advisor spoke with the financial advisor of Company A regarding whether Company A would be willing to engage in renewed discussions of a possible business combination transaction, particularly given the initiation of the Offer.

On March 20, 2008, Company F provided the Company’s financial advisors with additional information regarding the potential structure of a business combination transaction involving the Company and the combined company that would result from the proposed transaction.

On March 21, 2008, Company D informed the Company’s financial advisor that it was interested in meeting with the Company to explore a potential business combination.

On March 22, 2008, the Company’s financial advisor spoke with the financial advisor of Company A to inquire whether Company A was prepared to make a new proposal for a business combination transaction involving the Company.

On March 24, 2008, Mr. Côté was informed by the Vice President of Business Development of Company B that Company B was not interested in pursuing further discussions regarding a business combination at this time.

On March 24, 2008, the Company’s financial advisor spoke with the financial advisor of Company A who indicated that Company A had still not determined whether to make a new proposal.

On March 24, 2008, the Board met with the Company’s financial and legal advisors in a special meeting to further consider and discuss the Offer and the status of discussions with possible strategic acquirors. Management and the financial advisors described the status of discussions with potential strategic and financial acquirors regarding potential transactions and the current status of all such discussions, reporting that four of such discussions were ongoing, that Company A had not yet determined whether to make a new proposal, and that one additional company had informed the Company’s financial advisors that it was considering whether to pursue such discussions. The Company’s legal and financial advisors then reviewed the substantive terms of the Offer as reflected in the Schedule TO, which terms had not been available at the time of the last meeting of the Board. Among other matters, the Board noted and discussed the conditionality of the Offer and the coercive nature of the Offer given the absence of a commitment to complete a second-step merger. The Company’s legal and financial advisors provided additional information regarding a stockholders rights plan. The Board noted the potential importance of a rights plan to enable the Board to complete its review of strategic alternatives, to enable the Company to have sufficient time to pursue discussions with potential acquirors, including Elliott, and to enable the Company to seek to negotiate a merger agreement with Elliott to address both the conditionality and the coercive terms of the Offer. The Board authorized the Company’s financial and legal advisors to engage in discussions with Elliott concerning the terms of Elliott’s proposed merger agreement. The Board also instructed management and the Company’s financial advisors regarding next steps with the various strategic acquirors who were either currently in discussions, or were considering proposals, for a business combination with the Company.

On March 25, 2008, the Vice President of Business Development of Company D contacted the Company’s financial advisors confirming that Company D wished to schedule a meeting to explore a business combination between the two companies.

On March 26, 2008, the Company’s financial advisor contacted Mr. Cohn and requested that Elliott have its legal advisors provide the Company with the form of merger agreement that they would propose if the Company were to agree to negotiate a definitive agreement with Elliott.

On March 26, 2008, Messrs. Côté, Yntema and Mihai met with the Vice President of Business Development and certain other technology and marketing executives of Company D and discussed the business and technology of the Company and the strategic merits of an acquisition of the company by Company D.

On March 30, 2008, Company F provided the Company’s financial advisors with additional information regarding the potential structure of a business combination transaction involving the Company, proposing a combination of cash and/or stock with a valuation higher than both Company F’s previous proposal and the Offer. Company F also provided a draft acquisition agreement.

On March 31, 2008, Company D notified the Company’s financial advisor that Company D was not interested in pursuing further discussions regarding a business combination at this time.

On March 31, 2008, the Chief Executive Officer of Company A notified Mr. Côté that Company A would be submitting a revised proposal. Subsequently, Company A submitted a revised nonbinding proposal for an all cash acquisition of the Company with a valuation higher than both Company A’s previous proposal and the Offer.

On March 31, 2008, the financial advisor for Company C contacted the Company’s financial advisor to inquire regarding the status of Company discussions regarding consideration of strategic alternatives. The financial advisor for Company C was told that the Company was in discussions with several parties and considering several proposals and that if Company C was interested in pursuing a business combination with the Company it should make a specific proposal for the Company to evaluate.

On March 31, 2008, the Board met with the Company’s financial and legal advisors in a special meeting to further consider and discuss the Offer and the status of discussions with possible strategic acquirors. The Company’s financial advisors described the current status of discussions with potential strategic acquirors, reporting that three of such discussions were ongoing. The Company’s financial advisors described the terms of proposals from Company F and Company A that had recently been submitted. The Company’s legal advisor also reviewed the terms of a proposed stockholder rights plan (the “Rights Plan”), and provided legal advice concerning the adoption of a Rights Plan, and the Company’s financial advisor provided advice regarding the terms, including the exercise price, of a Rights Plan. The Company’s legal advisor also reviewed the draft Schedule 14D-9 which had been circulated to the Board. The Board conducted further discussion, including an executive session with only non-management directors and the Company’s legal advisor, regarding the proposals that were under consideration, the strategy to pursue and the appropriate response to the Offer. After such discussion, the Board adopted the Rights Plan with a one-year term, approved the filing of this Schedule 14D-9 and instructed the Company’s financial advisor as to how to respond to the proposals from Company A and Company F.

Reasons for the Recommendation

In reaching its determination to recommend that the Company’s stockholders reject the Offer, the Board considered numerous factors in consultation with legal and financial advisors and the Company’s senior management, including but not limited to the following:

•	The Board has recently commenced a review of the Company’s strategic alternatives, and believes that if the Board determines that a sale of the Company or a strategic business combination is in the best interests of the stockholders of the Company, the Company is well-positioned to negotiate a transaction with a value greater than the Offer. The Company has recently commenced and is currently engaged, under the direction of its Board of Directors, in a review of its strategic alternatives. The Board has engaged UBS as its financial advisor to assist in this review. Company’s senior management has participated over the last several months in a series of meetings and discussions with a wide range of potential strategic acquirors regarding a potential business combination, as well as discussions with certain financial sponsors, and the discussions with certain strategic acquirors are continuing. The Company has received additional indications of interest from additional third parties regarding a possible business combination transaction involving the Company since the Elliott proposal was first made public in March 2008, and has commenced discussions with such parties. Although none of these discussions has resulted to date in a binding agreement or agreement in principle for an acquisition or a business combination transaction, the Company is currently in active discussions with multiple parties concerning a possible business combination. Based on discussions to date, the Board believes that the Company is potentially attractive to various parties and such discussions could result in a transaction which could deliver stockholder value greater than the Offer. The Board is concerned that the Offer could be disruptive with respect to the timing and breadth of the Board’s process for the review of the Company’s strategic alternatives and may adversely impact the Board’s efforts to maximize value for all Packeteer stockholders. The Board has not yet determined whether a sale of the Company or a strategic business combination is the best way to maximize value, but the Board believes that, in order to protect and maximize the value of the Company for all stockholders, the Board should pursue the review of the Company’s strategic alternatives, including a process where the Board has the opportunity to consider proposals that may be presented by all potential interested buyers, including Elliott, and where all potential buyers are treated equally without unfair advantages provided to any buyer.

Accordingly, the Board adopted a stockholder rights plan (the “Rights Plan”) on March 31, 2008, and the Offer is subject to the Rights Plan. The Offer is conditioned, in part, on “the Company not having adopted, or if adopted, having rendered inapplicable to the Offer and the proposed second-step merger, a stockholder rights plan.” The Rights Plan is not intended to prevent the consummation of a transaction which the Board believes is in the best interest of stockholders, but rather is designed to give the Board the time and leverage to negotiate such a transaction. To this end, the Board has authorized its financial advisors and counsel to negotiate with Elliott, as well as with other strategic and financial acquirors currently expressing interest in the Company. If the Board concludes in the future that the Offer or another business combination transaction is in the best interests of stockholders, the Board intends to terminate or amend the Rights Plan to permit such transaction to close. The Rights Plan has a term of one year and therefore will terminate in accordance with its terms on March 31, 2009.

No assurance can be given that a sale transaction will be announced or consummated by the Company or with respect to the per-share price or exchange ratio or other terms that may be obtained in any such transaction.

•	If the Company’s operating plan for fiscal 2008 is achieved, the Board believes that the Company’s stand-alone operations will produce significantly greater value for the stockholders than that provided by the Offer. Strategic and financial acquirors are in discussions with the Company about a possible acquisition of the Company because of the Company’s products, technology and ability to generate revenues and earnings pursuant to the Company’s stand-alone business plan. In recent quarters, the Company has not as a matter of course made public projections as to future performance, earnings or other results, due to the unpredictability of the underlying assumptions and estimates. However, the Company provided certain non-public projections of the Company’s stand-alone performance for fiscal 2008 to certain strategic and financial acquirors in March 2008 as a part of the Board’s process for the review of the Company’s strategic alternatives described above. A summary of these projections by Packeteer management is set forth below[1]:

For the fiscal year ended December 31, 2008, the Company’s stand-alone operating plan estimates that Packeteer will have total revenue of $176 million, non-GAAP EBITDA of $19 million and non-GAAP

1 The projections set forth below were prepared by, and are the responsibility of, the Company’s management. The projections were not prepared with a view toward public disclosure and were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentations of financial forecasts, or generally accepted accounting principles.

     The projections are based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of the Company, including, but not limited to, rate of growth of the market for WAN Application Delivery products, timely introduction of new and enhanced products currently under development and the competitiveness of the Company’s product offerings. Projected non-GAAP EBITDA amounts were derived from, among other things, estimates of future revenue growth and effective cost controls. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, fluctuations in demand for the Company’s products; changes in customer budgets as a result of economic uncertainty or otherwise; failure of the Company to retain, recruit and hire key management, sales and technical personnel; and other risks described in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007. In addition, achievement of the projections is subject to the risk that customers may delay or refrain from purchasing the Company’s products due to uncertainties about the Company’s future and the risk that key employees may pursue other employment opportunities. The assumptions upon which the projections were based necessarily involve judgments with respect to, among other things, future economic and competitive conditions and financial market conditions, which are difficult to predict accurately and many of which are beyond the Company’s control. Non-GAAP EBITDA and net income exclude stock-based compensation, amortization of purchased intangible assets and in-process research and development, net of the related tax impact and are provided to be consistent with the basis upon which analyst estimates are presented.

     Accordingly, there can be no assurance that the projections will be realized, and actual results may vary materially from those shown. The inclusion of the projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the projections to be predictive of actual future events, and the projections should not be relied upon as such. None of the Company or any of its affiliates, advisors, officers, directors or representatives can give any assurance that actual results will not differ from these projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the projections to reflect circumstances existing after the date such projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. The Company currently does not intend to make publicly available any update or other revisions to the projections, except as required by law.

net income of $15 million, and non-GAAP earnings per share of $0.39 in fiscal year 2008. These projections are derived from the Company’s 2008 Operating Plan which was approved by the Board in December 2007 as updated and reviewed by the Board on March 31, 2008.

The Board has taken note that, based on Company’s closing share price of $3.86 on March 4, 2008, the day prior to Elliott’s public announcement regarding its offer to acquire the Company, and the current, publicly available Institutional Brokers Estimate System (“I/B/E/S”) consensus estimate of the Company’s fiscal year 2008 earnings per share of $0.19, Packeteer is trading at a 2008 price-to-earnings multiple of 20.3x, and that, assuming the current price-to-earnings multiple stays constant and the Company’s operating plan is achieved, a per share value $7.93 per share is implied. The expected benefits of the Company’s 2008 operating plan have not been recognized fully in either the Company’s current stock price or in the Offer.

In comparing the Offer and other possible transactions which may be proposed by third parties to the value that might be obtained if the Company successfully executes on its operating plan, the Board is considering the execution risks associated with whether the Company’s projections will be achieved and has taken note of the Company’s financial performance over the last four quarters. The Board is also taking note of the additional risks associated with the potential disruption to the Company’s business which has occurred and may continue to result from the Offer and the Board’s continuing review of strategic alternatives, as well as risks and uncertainties associated with current macro-economic conditions.

•	The Offer does not reflect the synergy value that may be obtained from a strategic combination. In connection with its consideration of potential business combinations with other networking companies, the Board has noted the significant value that might be generated from the synergies associated with a strategic business combination. The Board believes that a strategic combination might enable the Company to achieve a higher value for the stockholders reflecting the value of the synergies. Such higher value could be reflected in a higher price, consideration in the form of stock rather than cash which could allow the Company’s stockholders to benefit from the value of the synergies as investors in the combined enterprise, or both. Although the Board is reviewing the Company’s strategic alternatives, there can be no assurance that the Company will receive an attractive proposal for a strategic business combination, or that such a definitive acquisition agreement for such a transaction could be successfully negotiated, or if entered into, such a transaction would be consummated.

•	The Offer is coercive to Packeteer stockholders and creates a liquidity risk for stockholders who do not tender. The Offer by its terms does not guarantee a second-step merger following the closing of the Offer. Indeed, the Offer to Purchase specifically reserves the right following the closing of the Offer not to consummate a second-step merger, to propose consideration for the second-step merger that may be lower than the Offer price, or to offer securities instead of cash as consideration in a second-step merger. This structure is inherently coercive, because it forces stockholders to make a decision as to whether to accept the Offer or maintain the stockholders’ position and reject the Offer, without knowing whether, if the Offer is completed, the stockholder might be forced to take a lower per-share cash price, or securities of uncertain value in the second-step merger, or if the second-step merger may be abandoned, in which case the stockholder would be left with illiquid or minority discounted shares in a company controlled by a single stockholder, with no assurance as to the value that might ultimately be received by the minority stockholder and the risk of conduct by the controlling stockholder that could be detrimental to the minority interests.

In addition, if the Offer is completed but the second-step merger is not effected, there will be a significant decrease in the public float for the Common Stock and the remaining Common Stock will likely be substantially less liquid. A smaller public float can reduce the number of investors interested in the Common Stock and result in a less active trading market. There is a risk that the Common Stock could be de-listed from the NASDAQ Global Market and this would reduce liquidity further. Further, the Offer to Purchase does not guarantee that the Common Stock will continue to be registered under the Securities Exchange Act of 1934. Elliott might voluntarily take actions to deregister the Common Stock, resulting in less information regarding the Company and greater illiquidity.

The Board has authorized its legal advisers to negotiate a merger agreement with Elliott that would guarantee the second-step merger, and thus remove these risks. There can be no assurance that a merger agreement with terms reasonably satisfactory to the Board can be negotiated with Elliott.

•	The Offer is highly conditional. The Offer is highly conditional for the benefit of Elliott, resulting in substantial uncertainty for the Company’s stockholders as to whether it will be completed. In total there are 15 conditions, each of which must be satisfied before Elliott is obligated to purchase any Common Stock tendered into the Offer.

Several of the conditions provide Elliott with broad discretion to determine whether the conditions have or have not been satisfied. For example, Elliott can decide not to proceed with the Offer if any change occurs or is threatened in, among other things, the business, operations, results of operations, or prospects of the Company or any affiliates of the Company that in Elliott’s reasonable judgment is materially adverse to the Company or any of its affiliates, or Elliott becomes aware of any facts that in Elliott’s judgment have or may have “material adverse significance with respect to the value of the Company or any of its subsidiaries or the value of the [Common Stock] to [Elliott] or any of [its] subsidiaries or affiliates,” regardless of whether the affiliate is material to the Company, and without providing any standard for whether the facts which Elliott may deem to have “material adverse significance” resulted in a meaningful diminution in the Company’s value.

Some other conditions are not subject to materiality thresholds or provide a broad range of grounds under which Elliott can decline to close even if sufficient shares of Common Stock are tendered to satisfy the minimum condition and even if the basis upon which the Offer is terminated does not present any material risk to Elliott. For example, Elliott may decline the Offer if there is a decline of more than 15% in of a number of specified market indices since the commencement date. Elliott may also decline to close the Offer if there is a material adverse change in the U.S. or other currency exchange rates, regardless of the relevance of such exchange rates to either Elliott or the Company.

The Board has authorized its legal advisers to negotiate a merger agreement with Elliott that would reduce the conditionality of a transaction in favor of additional deal certainty. There can be no assurance that a merger agreement with terms reasonably satisfactory to the Board can be negotiated with Elliott.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but addresses the material information and factors considered by the Board in its consideration of the Offer. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weight to the specific factors considered in determining to recommend that stockholders reject the Offer. Such determination was made after consideration of all the factors taken as a whole. In addition, individual members of the Board may have given differing weights to different factors. Throughout its deliberations, the Board received the advice of UBS and DLA Piper, who were retained to advise the Board in connection with the Offer.

(c) Intent to Tender

To the best knowledge of the Company, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender shares of Common Stock held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5.	Person/Assets Retained, Employed, Compensated or Used

The Board has retained UBS Investment Bank (“UBS”) as its financial advisor in connection with, among other things, the Company’s analysis and consideration of, and response to, the Offer. UBS will be paid customary fees for such services. In addition, UBS will be reimbursed for its reasonable out-of-pocket expenses (including fees and disbursements of its legal counsel), and UBS and certain related persons will be indemnified against certain liabilities relating to or arising out of the engagement. UBS may seek to provide the Company and its affiliates with certain investment banking services unrelated to the Offer in the future. In the ordinary course of business, UBS, its successors and affiliates may hold or trade, for their own accounts and the accounts of their customers, the Company’s securities and, accordingly, may at any time hold a long or short position in such securities.

The Company also has engaged MacKenzie Partners to assist it in connection with the Company’s communications with its stockholders with respect to the Offer. The Company has agreed to pay customary compensation to MacKenzie Partners for such services. In addition, the Company has agreed to reimburse MacKenzie Partners for its reasonable out-of-pocket expenses and to indemnify them and certain related persons against certain liabilities relating to or arising out of the engagement.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer.

Item 6.	Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Common Stock have been effected by the Company or, to the Company’s best knowledge, by any of its executive officers, directors, affiliates or subsidiaries.

Item 7.	Purposes of the Transaction and Plans or Proposals

(a) Except as described in this Schedule 14D-9, the Company has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of the Company’s securities by the Company, any of its subsidiaries or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries; (iii) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

(b) There is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer which relates to or would result in one or more of the matters referred to in Item 7(a) immediately above. Notwithstanding the foregoing, as a result of the discussions referred to above under Item 4(b) “Background,” or as otherwise determined by the Board in the future, the Company may engage in negotiations in response to the Offer that could have one or more of the effects specified in the preceding paragraph. The Board has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company is currently or may conduct. Accordingly, the Company does not intend to disclose the possible terms of any such transaction or proposals until an agreement in principle relating thereto has been reached or as otherwise may be required by law.

Item 8.	Additional Information

The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference in its entirety.

Board Action Regarding Stockholder Rights Plan

On March 31, 2008, the Board adopted a stockholder rights plan (the “Rights Plan”). Under the Rights Plan, stockholders of record at the close of business on April 14, 2008 will receive one share purchase right for each share of Common Stock held on that date (a “Right”). Rights become exercisable on the earlier of: (i) the date of public announcement by the Company or by any person or group (an “Acquiring Person”) that such person or group has acquired beneficial ownership of 15% or more of the Company’s outstanding Common Stock, or (ii) the tenth business day (unless extended by the Board prior to the time a person becomes an Acquiring Person) following the commencement, or announcement of an intention to commence, by any person or group of a tender or exchange offer including an offer commenced prior to the adoption of the Rights Plan, which would result in such person owning 15% or more of the outstanding Common Stock of the Company. The Rights Plan will continue in effect until March 31, 2009, unless earlier redeemed or terminated by the Company, as provided in the Rights Plan. On that same date, the Board also took action, as permitted by the Rights Plan, to postpone the Distribution Date (as defined in the Rights Plan) to that time immediately preceding consummation of the Offer (including any modification or amendment thereof), provided that no other Distribution Date or other mechanism under the Rights Plan was deferred or affected by such resolution. Until the Distribution Date, the preferred stock purchase rights will continue to be evidenced by the certificates for shares of Common Stock and the preferred stock purchase rights will be transferable only in connection with the transfer of the associated shares of Common Stock.

Cautionary Note Regarding Forward-Looking Statements

Certain statements made in this Schedule 14D-9 indicating the Company’s or management’s intentions, beliefs, expectations, plans, prospects, or predictions for the future are forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties that could cause actual or future results to differ materially from those suggested by the forward-looking statements, and readers are cautioned not to place undue reliance upon these forward-looking statements. These forward-looking statements are based on the opinions and estimates of management at the time the statements were made and are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual or future results to differ materially from those suggested by the forward-looking statements, including: the ability of the Company to execute its business plans as a stand-alone company; the success of the Company’s new product introductions, particularly the Company’s acceleration related technologies; the ability of the Company to successfully compete in an increasingly competitive market; the perceived need for the Company’s products; the Company’s ability to convince potential customers of the value proposition offered by the Company; the costs of competitive solutions; the Company’s reliance on third party contract manufacturers; continued capital spending by prospective customers; macro-economic conditions; and other risks referenced from time to time in the Company’s filings with the SEC, which are available without charge at www.sec.gov. Further risks and uncertainties associated with the Offer include: the risk that customers may delay or refrain from purchasing the Company’s products due to uncertainties about the Company’s future and the availability of product support and upgrades; the risk that key employees may pursue other employment opportunities; and the outcome of any litigation related to the Offer or the Board’s recommendation that stockholders reject the Offer.

Item 9.	Materials to Be Filed as Exhibits

Exhibit No.	Footnote	Document

(a)(1)*	1	Letter to Stockholders dated April 1, 2008
(a)(2)	1	Press release issued by Packeteer on April 1, 2008
(a)(3)	1	Employee Communication dated April 1, 2008
(e)(1)	2	Form of Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and each executive officer (other than the Chief Executive and Chief Financial Officer)
(e)(2)	2	Severance and Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and Dave Côté
(e)(3)	2	Severance and Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and David Yntema
(e)(4)	1	Letter Agreement by and between Packeteer, Inc. and David Winikoff dated October 17, 2007
(e)(5)	3	Amendment dated February 5, 2007 to the 1999 Stock Incentive Plan
(e)(6)	4	Amendment dated December 12, 2007 to the 1999 Stock Incentive Plan
(e)(7)	3	Form of Notice of Grant and Performance Share Agreement under 1999 Stock Incentive Plan (2007)
(e)(8)	4	Form of Notice of Grant and Performance Share Agreement under 1999 Stock Incentive Plan (2008)

*	Included in copies mailed to stockholders of the Company.

(1)	Filed herewith.

(2)	Incorporated by reference from Packeteer’s 10-Q dated April 31, 2007.

(3)	Incorporated by reference from Packeteer’s 10-K dated March 16, 2007.

(4)	Incorporated by reference from Packeteer’s 10-K dated March 4, 2008.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

PACKETEER, INC.

By:	/s/ Dave Côté
Dave Côté
President and Chief Executive Officer

Date: April 1, 2008

EXHIBIT INDEX

Exhibit No.	Footnote	Document

(a)(1)*	1	Letter to Stockholders dated April 1, 2008
(a)(2)	1	Press release issued by Packeteer on April 1, 2008
(a)(3)	1	Employee Communication dated April 1, 2008
(e)(1)	2	Form of Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and each executive officer (other than the Chief Executive and Chief Financial Officer)
(e)(2)	2	Severance and Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and Dave Côté
(e)(3)	2	Severance and Change in Control Agreement dated March 26, 2007 by and between Packeteer, Inc. and David Yntema
(e)(4)	1	Letter Agreement by and between Packeteer, Inc. and David Winikoff dated October 17, 2007
(e)(5)	3	Amendment dated February 5, 2007 to the 1999 Stock Incentive Plan
(e)(6)	4	Amendment dated December 12, 2007 to the 1999 Stock Incentive Plan
(e)(7)	3	Form of Notice of Grant and Performance Share Agreement under 1999 Stock Incentive Plan (2007)
(e)(8)	4	Form of Notice of Grant and Performance Share Agreement under 1999 Stock Incentive Plan (2008)

*	Included in copies mailed to stockholders of the Company.

(1)	Filed herewith.

(2)	Incorporated by reference from Packeteer’s 10-Q dated April 31, 2007.

(3)	Incorporated by reference from Packeteer’s 10-K dated March 16, 2007.

(4)	Incorporated by reference from Packeteer’s 10-K dated March 4, 2008.